NEWS RELEASE
North American Palladium Updates Palladium Mineral Resources

Offset Zone Measured & Indicated Resources Increase by 41% to 2.5 Million Contained Ounces

Toronto, Ontario, June 13, 2011 – North American Palladium Ltd. (“NAP” or “the Company”) (TSX: PDL) (NYSE Amex: PAL) today released an updated mineral resource estimate for the Offset Zone at its Lac des Iles (“LDI”) palladium mine in Northwest Ontario, Canada.

Highlights:

•	Offset Zone Measured and Indicated resources total 14.5 million tonnes (a 68% increase) containing 2.5 million ounces of palladium (a 41% increase);

•	Offset Zone Inferred resources total 3.1 million tonnes containing 0.5 million ounces of palladium;

•	Increased resource tonnage demonstrates the potential for significantly longer mine life; and

•
Significant potential exists to increase LDI’s mineral reserves and resources with additional step-out drilling on the Offset Zone (which remains open at depth and along strike), possible Roby Zone extensions (to be evaluated this year), and through additional drilling on the newly discovered Cowboy, Outlaw and Sheriff zones.

“The new resource estimate for the Offset Zone demonstrates the leverage that LDI has to a stronger palladium price environment,” said William J. Biggar, NAP’s President and Chief Executive Officer.  “Most of the 2010 drill data used for the resource update was from infill drilling, aimed at improving our knowledge of the deposit for our updated mine explansion plan and commencement of mining in the Offset Zone in 2012.”

The updated resource estimate does not include drilling data from the newly discovered Cowboy, Outlaw and  Sheriff zones, as there is insufficient drill data at this time to include them in a resource estimate.  Exploration work in these zones will resume later in 2011.

The 2010 exploration program that formed the basis for the updated mineral resource estimate was mostly infill drilling.  The program achieved its objectives of increasing the confidence level in the Offset Zone’s existing mineral resources and demonstrating the potential for significantly more contained mineralization and longer mine life in a rising palladium price environment.  This latest estimate, prepared by P&E Mining Consultants Inc. (“P&E”), incorporates the results of the Company’s 2010 drill program, consisting of 228 drill holes totaling 76,995 metres, as well as all previous drill data.  Cummulative Offset Zone exploration to the end of 2010 totals 352 holes and 174,000 metres of drilling.

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In calculating the updated resource estimate for the Offset Zone, the palladium price assumption was increased to US$475 per ounce (from US$400 per ounce) and the cut-off grade was lowered to 3.5 grams per tonne palladium (from 4.0 grams per tonne), since the previous resource estimate calculation in May 2010.  The combination of the new drill data with the lower cut-off grade and higher palladium price expands the Offset Zone deposit and will result in a longer mine life.  Figure 1 in the appendix shows the updated resource wireframe compared to the previous 2010 resource estimation, demonstrating how the size of the deposit has increased.  Further increases in the palladium price assumption have the potential to significantly increase the contained mineralization.

The updated Offset Zone estimate now shows almost 14.5 million tonnes of Measured and Indicated resources grading 5.31 grams per tonne palladium plus another 3 million tonnes of Inferred resources grading 4.80 grams per tonne palladium.  The tonnes in the Measured and Indiated resources increased by 68% while due to the lower cut-off grade the average grade decreased from 6.29 grams per tonne palladium to 5.31 grams per tonne palladium. While mineralization in the LDI deposit is broadly disseminated, there is localized varibability in the grades of the mineralization that will allow for early stage selective mining to enhance palladium production.

The following mineral resource calculation for the Offset Zone uses a minimum 3.5 g/t Pd resource cut-off block and is current as at May 31, 2011.  The updated Offset Zone resource estimate will be incorporated into the revised mine expansion plan currently underway, which is expected to convert some of the mineral resources into mineral reserves.  The updated mine expansion plan is scheduled to be released in the third quarter of this year.

Mineral Resource Estimate (Offset Zone)

	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd (000’s oz)
MEASURED	2,500	5.62	0.36	0.33	0.12	0.09	452
INDICATED	11,955	5.24	0.36	0.32	0.12	0.10	2,016
MEASURED & INDICATED	14,455	5.31	0.36	0.32	0.12	0.10	2,468
INFERRED	3,071	4.80	0.34	0.22	0.08	0.07	474

The following updated mineral reserve and resource estimate for the LDI property as at May 31, 2011 reflects  additions to mineral reserves in the Roby Zone as a result of a lower cut-off grade and depletion from production.

Mineral Reserve & Resource Estimate (LDI Property)

	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd (000’s oz)
RESERVES
PROVEN
Roby Zone1,3	283	7.40	0.42	0.36	0.08	0.08	67
PROBABLE
Roby Zone1,3	637	5.10	0.39	0.33	0.09	0.08	105
Total Proven & Probable	920	5.81	0.40	0.34	0.08	0.08	172

	Tonnes (000’s)	Pd (g/t)	Pt (g/t)	Au (g/t)	Ni (%)	Cu (%)	Pd (000’s oz)
RESOURCES
MEASURED
Offset Zone1,2	2,500	5.62	0.36	0.33	0.12	0.09	452
Open Pit1,3	3,722	1.99	0.23	0.17	0.07	0.08	238
Stockpile1,3	508	2.21	0.20	0.18	0.07	0.05	36
Total Measured	6,730	3.36	0.28	0.23	0.09	0.08	726
INDICATED
Offset Zone1,2	11,955	5.24	0.36	0.32	0.12	0.10	2,016
Roby Zone1,3	3,144	7.62	0.44	0.33	0.08	0.06	770
Open Pit1,3	2,565	2.20	0.24	0.18	0.07	0.08	181
Stockpile1,3	13,365	0.970	0.12	0.08	0.06	0.03	417
Total Indicated	31,029	3.40	0.26	0.21	0.09	0.06	3,384
Total Measured & Indicated	37,759	3.39	0.26	0.21	0.09	0.06	4,110
INFERRED
Offset Zone1,2	3,071	4.80	0.34	0.22	0.08	0.07	474

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(1)
Prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system.

(2)
The mineral resource estimate for the Offset Zone was prepared by Antoine Yassa, P.Geo. and Eugene Puritch, P.Eng. of P&E Mining Consultants Inc. both Independent Qualified Persons within the meaning of NI 43-101.  The mineral resource calculation uses a minimum 3.5 g/t Pd resource block cut-off,  Assays were capped at various levels depending on metal grade distributions. Resources were estimated to the 4070 Mine Level (-930 m elevation), a maximum depth of 1,430 m.  The following metal price assumptions were used: US$475/oz palladium, US$1,500/oz platinum, US$1,100/oz gold, US$9.00/lb nickel, and US$3.00/lb copper.  A US$/Cdn$ exchange rate of US$0.95 = CDN$1.00 was also applied.

(3)
The mineral reserve and resource estimate for the Roby Zone, open pit and and stockpiles were estimated as of June 30, 2010 by Scott Wilson RPA and updated by David Penna, P.Geo., an employee of the Company and a Qualified Person under 43-101 to: (i) to reflect additions to mineral reserves in the Roby Zone as a result of a lower cut-off palladium grade and higher palladium price in the Roby Zone; (ii) depletion from production up to May 31, 2011, and (iii) mineral reserves from the crown pillar (supported by an internal engineering report).  The following cut-off grades were used: (i) 1.8 g/t PdEq for the Roby open pit, within an optimized pit shell run below the current pit survey; (ii) 1.9 g/t PdEq for the mine stockpiles; and (iii) 5.8 g/t PdEq for the underground Roby Zone.  These cut-off grades were determined under the assumption that production would take place at a rate of 14,000 tpd.  Metal price assumptions of US$350/oz palladium, US$1,400/oz platinum, US$850/oz gold, US$6.50/lb nickel, and US$2.00/lb copper were used in the estimation of cut-off grade. A US$/Cdn$ exchange rate of 1.11 was also applied.

(4)
Palladium ounces are stated as contained ounces. Disclosure of contained ounces is permitted under Canadian regulations; however, the SEC generally permits resources to be reported only as in place tonnage and grade.  Since the closure of the open pit operations, metallurgical recoveries at the LDI mine have been approximately 80.8% for palladium, 74.2% for platinum and 77.2% for gold.

(5)
Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.  The quantity and grade of reported inferred resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred resources as an Indicated or Measured mineral resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured mineral resource category.

(6)
The resource estimate was prepared by constructing 3D wireframes containing 37.9 million tonnes of mineralization with Gemcom software and using inverse distance squared (1/d2) grade interpolation on capped composited assays.

Based on the metal prices assumed in the resource update, the Offset Zone’s byproduct metals (platinum, gold, copper, and nickel) represent approximately 30% of metal revenue.  Byproduct revenue is treated as a reduction of cash cost per ounce.

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Ongoing Exploration at LDI

Exploration at LDI is ongoing with an $8.8 million, 25,000-metre drill program.  The 2011 program includes more infill drilling in the lower portion of the Offset Zone (to upgrade the resource category at depth), defining the upper extension of the Offset Zone, and conducting more underground exploration following the extensions of the Offset Zone at depth and toward the south.  An exploration update on the 2011 drill results to date is targeted to be released later this month.

Presently, there are four drills on surface (targeting the North VT Rim, southeast Roby and Sheriff zones, and the deep part of the Offset Zone) and two underground drills (one targeting the upper extensions of the Offset Zone and the other testing for potential upper north Roby Zone extensions).

The Roby Zone was recently subject to a survey of all previous drill data, aimed at investigating possible mineralized extensions south and north of the actual mining areas. The size of the potential extensions will be evaluated through a drill campaign, initiated during the second quarter.  If these extensions prove to be mineable, accessing these areas would require minimal development given the existing Roby Zone infrastructure, which would only be required to be extended along strike.

Technical Information and Qualified Person

Michel Bouchard, P.Geo., Vice President, Exploration and Development for North American Palladium and Eugene Puritch, P.Eng., President of P&E Mining Consultants Inc., both Qualified Persons as defined by NI 43-101, who have reviewed and approved the content of this news release.

Additional information can be found in NAP’s recent Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities, available at www.sec.gov and www.sedar.com, respectively.  The current mineral reserve and mineral resource estimates for each of these properties are available on www.sedar.com and www.nap.com.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

About North American Palladium

NAP is a Canadian precious metals company focused on growing its production of palladium and gold in mining-friendly jurisdictions.  The Company’s flagship mine, Lac des Iles, is one of the world’s two primary palladium producers. NAP also owns and operates the Sleeping Giant gold mine located in the prolific Abitibi region of Quebec. The Company has extensive landholdings adjacent to both its Lac des Iles and Sleeping Giant mines, and a number of exploration projects.  NAP trades on the NYSE Amex under the symbol PAL and on the TSX under the symbol PDL.

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For further information please contact:

Camilla Bartosiewicz
Manager, Investor Relations and Corporate Communications
Telephone: 416-360-7590 Ext. 7226
Email: camilla@nap.com

Michel Bouchard
Vice President, Exploration and Development
Email: mbouchard@nap.com

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This press release uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Cautionary Statement on Forward Looking Information
Certain information included in this press release, including any information as to our future exploration, financial or operating performance and other statements that express management's expectations or estimates of future performance, constitute ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words ‘expect’, ‘believe’, ‘will’, ‘intend’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, including the possibility that the Lac des Iles and Sleeping Giant mines and may not perform as planned, that the Offset Zone and Vezza development projects and other properties can be successfully developed, and that metal prices, foreign exchange assumptions and operating costs may differ from management’s expectations. The Company cautions the reader that such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of North American Palladium to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements and that the forward-looking statements are not guarantees of future performance. These statements are also based on certain factors and assumptions. For more details on these estimates, risks, assumptions and factors, see the Company’s most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

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Figure 1:  Wireframe Image of the Offset Zone Mineralization

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